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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                              (Amendment No. __)*

                            Tier Technologies, Inc.
                                (Name of Issuer)


                              Class B Common Stock
                         (Title of Class of Securities)


                                  88650Q 10 0
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                  Page 1 of 4
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  CUSIP NO. 88650Q 10 0                   13G                PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           James L. Bildner

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States citizen

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                          SOLE VOTING POWER
                     5
     NUMBER OF            579,048 shares (includes: (i) 480,000 shares of Class
                          B Common Stock owned by Mr. Bildner (ii) 19,048 shares of Class B Common Stock owned by Mr. Bildner's
      SHARES              father, over which Mr. Bildner has voting and
                          dispositive power, and (iii) a vested stock option that gives Mr. Bildner the right to acquire an additional 80,000 shares of Class B Common Stock).

   BENEFICIALLY    -----------------------------------------------------------
                          SHARED VOTING POWER
     OWNED BY        6
                          1,659,762 shares (includes 1,639,762 shares of Class A
       EACH               Common Stock held by the Tier Technologies, Inc.
                          Voting Trust ("Voting Trust"), for which Mr. Bildner
    REPORTING             serves as a trustee, that are convertible into an
                          equal number of shares of Class B Common Stock. Also
      PERSON              includes vested stock options that give each of Mr.
                          Bildner and William G. Barton the right to acquire an
       WITH               additional 10,000 shares of Class A Common Stock,
                          which upon issuance shall be held by the Voting
                          Trust.)

                   -----------------------------------------------------------
                         SOLE DISPOSITIVE POWER
                     7
                          579,048 shares (includes: (i) 480,000 shares of Class B Common Stock owned by Mr. Bildner (ii) 19,048 shares of Class B Common Stock owned by Mr. Bildner's father, over which Mr. Bildner has voting and dispositive power, and (iii) a vested stock option that gives Mr. Bildner the right to acquire an additional 80,000 shares of Class B Common Stock.

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          None
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
     2,238,810 shares (includes: (i) 480,000 shares of Class B Common Stock owned by Mr. Bildner, (ii) 19,048 shares of Class B Common Stock owned by Mr. Bildner's father, over which Mr. Bildner has voting and dispositive power, (iii) a vested stock option that gives Mr. Bildner the right to acquire an additional 80,000 shares of Class B Common Stock, (iv) 1,639,762 shares of Class A Common Stock held by the Voting Trust, for which Mr. Bildner serves as a trustee, that are convertible into an equal number of shares of Class B Common Stock, and (v) vested stock options that give each of Messrs. Bildner and Barton the right to acquire an additional 10,000 shares of Class A Common Stock, which upon issuance shall be held by the Voting Trust and which are convertible into an equal number of shares of Class B Common Stock.)

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
        [ ]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      23.76% (percentage ownership is calculated based on 7,680,888 shares of Class B Common Stock outstanding as of January 21, 1998, plus 1,639,762 shares of Class B Common Stock deemed outstanding upon conversion of the Voting Trust's Class A Common Stock to Class B Common Stock, 80,000 shares of Class B Common Stock deemed outstanding upon the exercise of Mr. Bildner's vested stock option and 20,000 shares of Class B Common Stock deemed outstanding upon the exercise and conversion into Class B Common Stock of stock options to purchase Class A Common Stock held by Messrs. Bildner and Barton, as provided by Rule 13d-3(d)(1)(i)).

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      TYPE OF REPORTING PERSON*
12
      IN

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                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

     (a)   Name of Issuer:

             Tier Technologies, Inc.

     (b)   Address of Issuer's Principal Executive Offices:

             1350 Treat Blvd., Suite 250
             Walnut Creek, CA 94596

Item 2.

     (a)   Name of Person Filing:

             James L. Bildner

     (b)   Address of Principal Business Office or, if None, Residence:

             c/o Tier Technologies, Inc.
             1350 Treat Blvd., Suite 250
             Walnut Creek, CA 94596

     (c)   Citizenship:

             United States citizen

     (d)   Title of Class of Securities:

             Class B Common Stock

     (e)   CUSIP Number:

             88650Q 10 0

Item 3.  Inapplicable.

Item 4.  Ownership

     (a)   Amount beneficially owned:

           2,238,810 shares (includes: (i) 480,000 shares of Class B Common Stock owned by Mr. Bildner, (ii) 19,048 shares of Class B Common Stock owned by Mr. Bildner's father, over which Mr. Bildner has voting and dispositive power, (iii) a vested stock option that gives Mr. Bildner the right to acquire an additional 80,000 shares of Class B Common Stock, (iv) 1,639,762 shares of Class A Common Stock held by the Voting Trust, for which Mr. Bildner serves as a trustee, that are convertible into an equal number of shares of Class B Common Stock, and (v) vested stock options that give each of Messrs. Bildner and Barton the right to acquire an additional 10,000 shares of Class A Common Stock, which upon issuance shall be held by the Voting Trust and which are convertible into an equal number of shares of Class B Common Stock.)

     (b)  Percent  of  class:

          23.76% (percentage ownership is calculated based on 7,680,888 shares of Class B Common Stock outstanding as of January 21, 1998, plus 1,639,762 shares of Class B Common Stock deemed outstanding upon conversion of the Voting Trust's Class A Common Stock to Class B Common Stock, 80,000 shares of Class B Common Stock deemed outstanding upon the exercise of Mr. Bildner's vested stock option and 20,000 shares of Class B Common Stock deemed outstanding upon the exercise and conversion into Class B Common Stock of stock options to purchase Class A Common Stock held by Messrs. Bildner and Barton, as provided by Rule 13d-3(d)(1)(i)).

     (c)   Number of shares as to which such person has:

             (i) Sole power to vote or to direct to the vote:

                 579,048 shares (includes: (i) 480,000 shares of Class B Common Stock owned by Mr. Bildner (ii) 19,048 shares of Class B Common Stock owned by Mr. Bildner's father, over which Mr. Bildner has voting and dispositive power and (iii) a vested stock option that gives Mr. Bildner the right to acquire an additional 80,000 shares of Class B Common Stock.)

            (ii) Shared power to vote or to direct the vote:

                 1,659,762 shares (includes 1,639,762 shares of Class A Common Stock held by the Voting Trust for which Mr. Bildner serves as a trustee, that are convertible into an equal number of shares of Class B Common Stock. Also includes vested stock options that give each of Mssrs. Bildner and Barton the right to acquire an additional 10,000 shares of Class A Common Stock, which upon issuance shall be held by the Voting Trust.)

          (iii)  Sole power to dispose or to direct the disposition of:

                 579,048 shares (includes: (i) 480,000 shares of Class B Common Stock owned by Mr. Bildner, (ii) 19,048 shares of Class B Common Stock owned by Mr. Bildner's father, over which Mr. Bildner has voting and dispositive power, and (iii) a vested stock option that gives Mr. Bildner the right to acquire an additional 80,000 shares of Class B Common Stock.)

            (iv) Shared power to dispose or to direct the disposition of:

                     None.

Item 5.    Ownership of Five Percent or Less of a Class.

             Inapplicable.

Item 6.    Ownership of Five Percent on Behalf of Another Person.

             Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             Inapplicable.

Item 8.    Identification and Classification of Members of the Group.

             Inapplicable.

Item 9.    Notice of Dissolution of Group.

             Inapplicable.

Item 10.  Certification.

             Inapplicable.


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                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1998




Signature: /s/ James L. Bildner
           ---------------------------------
                 James L. Bildner
                 Chairman of the Board and
                 Chief Executive Officer













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